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                           [THE VANGUARD GROUP LOGO]

                        VANGUARD(R) WINDSOR II(TM) FUND
              SUPPLEMENT TO THE PROSPECTUS DATED FEBRUARY 25, 2005

VANGUARD WINDSOR II FUND ADOPTS NEW ADVISORY FEE SCHEDULES
The board of trustees of Vanguard Windsor II Fund adopted new advisory fee schedules for two of the Fund's advisors -- Barrow, Hanley, Mewhinney & Strauss, Inc., and Equinox Capital Management, LLC -- effective December 19, 2005. This change will not affect the Fund's investment objective, policies, strategies, or risks. Following implementation of the new advisory fee schedule, the "Fees and Expenses" discussion of the prospectus is revised as follows:

FEES AND EXPENSES
The following table describes the fees and expenses you may pay if you buy and hold Investor Shares or Admiral(TM) Shares of the Fund. As is the case with all mutual funds, transaction costs incurred by the Fund for buying and selling securities are not reflected in the table, although such costs are reflected in the investment performance figures included in the prospectus. The expenses shown under Annual Fund Operating Expenses are based on estimated amounts for the current fiscal year, adjusted to account for new advisory fee schedules effective December 19, 2005.
                                                           INVESTOR  ADMIRAL
                                                           SHARES    SHARES
                                                           --------- --------

SHAREHOLDER FEES (fees paid directly from your investment)
Sales Charges (Load) Imposed on Purchases:                 None      None
Purchase Fee:                                              None      None
Sales Charge (Load) Imposed on Reinvested Dividends:       None      None
Redemption Fee:                                            None      None

ANNUAL FUND OPERATING EXPENSES
    (expenses deducted from the Fund's assets)
Management Expenses:                                       0.34%     0.22%
12b-1 Distribution Fee:                                    None      None
Other Expenses:                                            0.02%     0.01%
   Total Annual Fund Operating Expenses:                   0.36%     0.23%

     The following examples are intended to help you compare the cost of investing in the Fund's Investor Shares or Admiral Shares with the cost of investing in other mutual funds. They illustrate the hypothetical expenses that you would incur over various periods if you invest $10,000 in the Fund's shares. These examples assume that the Fund provides a return of 5% a year and that operating expenses match our estimates. The results apply whether or not you redeem your shares at the end of the given period.

                                                            (over, please)

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                        1 YEAR    3 YEARS    5 YEARS      10 YEARS
---------------------------------------------------------------------
Investor Shares           $37        $116       $202         $456
Admiral Shares             24          74        130          293
---------------------------------------------------------------------

     These examples should not be considered to represent actual expenses or performance from the past or for the future. Actual future expenses may be higher or lower than those shown.

     For more  information  about the new advisory fee schedule,  please see the
Fund's  most  recent   shareholder   report  or  the   Statement  of  Additional
Information.















(C) 2005 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                      PS73 122005

                                     [SHIP]
                           [THE VANGUARD GROUP LOGO]

                          VANGUARD(R) WINDSOR(TM) FUNDS

  SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION DATED FEBRUARY 25, 2005


The board of trustees of Vanguard Windsor II Fund has adopted new asset-based advisory fee schedules for two of the Fund's advisors--BARROW, HANLEY, MEWHINNEY & STRAUSS, INC. and EQUINOX CAPITAL MANAGEMENT, LLC--effective December 19, 2005. This change will not affect the existing performance fee adjustments, which are included in the current advisory agreements, nor will it affect the Fund's investment objective, policies, strategies, or risks.

     The text starting under the heading "Vanguard Windsor II Fund" and ending at the heading "Hotchkis and Wiley Capital Management, LLC" in the Investment Advisory Services section of the Statement of Additional Information is restated as follows:

                            VANGUARD WINDSOR II FUND


Vanguard Windsor II Fund uses a multimanager approach. The Fund's advisors discharge their responsibilities subject to the supervision and oversight of the officers and trustees of the Fund. Under the investment advisory arrangements, each advisor manages the investment and reinvestment of the designated assets and continuously reviews, supervises, and administers the investment program of Vanguard Windsor II Fund with respect to those assets.

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

Vanguard Windsor II Fund has entered into an investment advisory agreement with BARROW, HANLEY, MEWHINNEY & Strauss, Inc. (Barrow, Hanley) under which Barrow, Hanley manages the investment and reinvestment of a portion of the Fund's assets (the Barrow, Hanley Portfolio).

     Barrow, Hanley, a Nevada Corporation, is an investment management firm founded in 1979 which provides investment advisory services to individuals, employee benefit plans, investment companies, and other institutions. Barrow, Hanley is a subsidiary of Old Mutual Asset Managers (US) LLC, which is a subsidiary of Old Mutual plc, based in London, England.

     The Fund pays Barrow, Hanley a fee at the end of each fiscal quarter with respect to the portion of the fund managed by the advisor. The fee is calculated by applying an annual percentage rate to the average month-end net assets managed by the advisor for the quarter. The quarterly payments to Barrow, Hanley may be increased or decreased by applying a performance adjustment. Barrow, Hanley's fee may be increased or decreased, based on the cumulative total return of the portion of the Fund managed by Barrow, Hanley over a trailing 36-month period as compared with the return of the Standard & Poor's 500/Barra Value Index over the same period. The Barra Value Index includes stocks in the Standard & Poor's 500 Composite Stock Price Index with lower than average ratios of market price to book value. These types of stocks are often referred to as "value" stocks.

EQUINOX CAPITAL MANAGEMENT, LLC

Vanguard Windsor II Fund has entered into an investment advisory agreement with EQUINOX CAPITAL MANAGEMENT, LLC (Equinox) under which Equinox manages the investment and reinvestment of a portion of the Fund's assets (the Equinox Portfolio).

   Equinox is a Delaware Limited Liability Company controlled by the following officers of Equinox: Ronald J. Ulrich, Chairman and Chief Investment Officer; and Wendy D. Lee, Chief Executive Officer.

     The Fund pays Equinox a fee at the end of each fiscal quarter with respect to the portion of the fund managed by the advisor. The fee is calculated by applying an annual percentage rate to the average month-end net assets managed by the advisor for the quarter. The quarterly payments to Equinox may be increased or decreased by applying a performance adjustment. Equinox's fee may be increased or decreased, based on the cumulative total return of the portion of the Fund managed by Equinox over a trailing 36-month period as compared with the return of the Russell 1000 Value Index over the same period.

     The second paragraph under the heading "Vanguard's Quantitative Equity Group" in the INVESTMENT ADVISORY SERVICES SECTION of the Statement of Additional Information is restated as follows:

     For the fiscal year ended October 31, 2005, the total advisory fees paid by the Vanguard Windsor II Fund were $46.8 million, or 0.13% of the fund's net assets. If the new fee schedules had been in place throughout the 2005 fiscal year, the advisory fees paid by the fund would have been $49 million, or 0.14% of the fund's net assets. The average advisory fee paid by funds in the Windsor II Fund's Lipper peer group was 1.39 % of assets as of October 31, 2005.

     The text under the heading "Barrow, Hanley, Mewhinney & Strauss, Inc.:" in the section entitled BOARD REVIEW OF INVESTMENT ADVISORY ARRANGEMENTS is restated as follows:


BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.
In considering whether to approve the advisory agreement, the board engaged in arms-length discussions with both Barrow, Hanley and considered the following factors, among others:

     The board considered the benefits to shareholders of continuing to retain Barrow, Hanley as an advisor to the fund, particularly in light of the nature, extent, and quality of services provided by Barrow, Hanley. The board considered the quality of investment management to the fund over both the short and the long term and the organizational depth and stability of the firm.

     The board concluded that Barrow, Hanley, which managed about 60% of the fund's assets, brings experienced, disciplined portfolio management to the fund. James Barrow has more than 40 years of investment experience, including 25 years at Barrow, Hanley. The board observed that Barrow, Hanley's business remains healthy with over $48 billion in assets under management. Further, the board concluded that the asset-based advisory fee schedule, which has been in place since November 1, 2000, should be adjusted to reflect the fair market value of Barrow, Hanley's services and the firm's need to maintain an expanded portfolio management team to manage a large portfolio in the large-capitalization value market segment. The board noted that the firm has made progress toward expanding and developing its investment team. Barrow, Hanley now has seven experienced portfolio managers and six analysts managing the firm's mid- and large-cap value strategies. The board determined that under the new fee arrangement, Barrow, Hanley could build on its organizational depth and stability and enhance the fund's portfolio management team by hiring and retaining top investment talent.

     The board considered the investment performance of the fund and the advisor compared with the performance of the fund's peer group and relevant benchmarks. The board concluded that Barrow, Hanley's portion of the fund is managed in a disciplined fashion and that the firm's longer-term performance has exceeded the fund's benchmark and peer group.

     The board considered the cost of services to be provided, including consideration of competitive fee rates and expense ratios, and the fact that, after the adjustment to Barrow, Hanley's advisory fee schedule, the fund's advisory fee is expected to remain significantly below the fees of most of its peers.

     The board considered the extent to which economies of scale would be realized as the fund grows, including a consideration of appropriate breakpoints in the fee schedule. By including asset-based breakpoints in Barrow, Hanley's fee schedule, the trustees ensure that, if the fund continues to grow, investors will benefit by realizing economies of scale in the form of a lower advisory fee ratio.

     The board considered all of the circumstances and information provided by both Barrow, Hanley and Vanguard regarding the performance of the fund and the advisor, and concluded that approval of a new advisory fee schedule in the investment advisory agreement is in the best interest of the fund and its shareholders.

     The text under the heading "Equinox Capital Management, LLC:" in the section entitled BOARD REVIEW OF INVESTMENT ADVISORY ARRANGEMENTS is restated as follows:

EQUINOX CAPITAL MANAGEMENT, LLC
In considering whether to approve the advisory agreement, the board engaged in arms-length discussions with both Equinox and considered the following factors, among others:

     The board considered the benefits to shareholders of continuing to retain Equinox as an advisor to the fund, particularly in light of the nature, extent, and quality of services provided by Equinox. The board considered the quality of investment management to the fund over both the short and long term and the organizational depth and stability of the firm.

     The trustees  concluded  that Equinox is dedicated to value  investing  and that the firm has advised the Windsor II Fund in a disciplined fashion since 1991. Further, the board noted that Equinox uses a blend of quantitative and fundamental analysis to manage a portion of the Windsor II Fund's assets. Equinox's proprietary software identifies undervalued securities and its investment staff conducts fundamental analysis to identify purchase candidates. The board concluded that this approach has produced solid results for shareholders over time. Additionally, the board concluded that the asset-based advisory fee schedule, which has been in place for since August 1, 1996, should be adjusted to reflect the fair market value of Equinox's services and the firm's need to maintain an expanded portfolio management team to manage a large portfolio in the small-cap growth market segment. The board concluded that under the proposed new fee arrangement, Equinox could build on its organizational depth and stability and enhance the fund's portfolio management team by hiring and retaining top investment talent.

     The board considered the investment performance of the fund and the advisor compared with the performance of the fund's peer group and relevant benchmarks. The trustees concluded that the Equinox portion of the fund is managed in a disciplined fashion and that, over the long term, the fund and the advisor have had competitive performance against the Russell 1000 Value Index and the fund's large-cap value peers.

     The board considered the cost of services to be provided, including consideration of competitive fee rates and expense ratios and the fact that, after the adjustment to Equinox's advisory fee schedule, the fund's advisory fee is expected to remain significantly below the fees of most of its peers.

     The board considered the extent to which economies of scale would be realized as the fund grows, including a consideration of appropriate breakpoints in the fee schedule. By including asset-based breakpoints in Equinox's fee schedule, the fund's trustees ensure that, if the fund continues to grow, investors will benefit by realizing economies of scale in the form of a lower advisory fee ratio.

     The board considered all of the circumstances and information provided by both Equinox and Vanguard regarding the performance of the fund and the advisor, and concluded that approval of a new advisory fee schedule in the investment advisory agreement is in the best interest of the fund and its shareholders.












(C)2005 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                    122005